Exhibit 99.8
BANK OF MONTREAL
CODE OF ETHICS FOR THE CHIEF EXECUTIVE OFFICER AND
SENIOR FINANCIAL OFFICERS
Whereas each employee of the Bank of Montreal is expected to adhere to Bank of Montreal Financial Group’s code of ethical conduct, First Principles, and whereas the Securities and Exchange Commission of the U.S. requires an issuer to disclose whether or not it has adopted a code of ethics for the Chief Executive Officer and the Senior Financial Officers as defined below, in recognition of the key role such officers play in ensuring the integrity of the organization as a whole.
BE IT RESOLVED:
THAT for purposes of the Code of Ethics for the Chief Executive Officer and Senior Financial Officers (the “Code”), “Senior Financial Officers” means the Bank of Montreal’s Chief Financial Officer, Chief Accountant and other persons who perform similar functions within the Bank of Montreal from time to time, whether as a result of a change in title or delegation or transfer of responsibilities;
THAT the Chief Executive Officer and all Senior Financial Officers will:
1.	Act with honesty and integrity and the highest ethical standards, including the ethical handling of actual or apparent conflicts of interest between their personal and professional relationships. Circumstances that could reasonably be expected to result in an actual or apparent conflict of interest should be discussed promptly with the Chair of the Audit Committee to permit appropriate avoidance measures.

2.	In communicating with the public or securities regulatory authorities on behalf of the Bank of Montreal and with others within the Bank of Montreal, provide information that is full, fair, accurate, objective, relevant, timely and understandable.

3.	Comply with applicable laws, rules and regulations of federal, state, provincial and local governments and other appropriate private and public regulatory agencies.

4.	Report promptly any known or suspected breach of this Code in writing to the Chair of the Audit Committee.

5.	Be accountable for adhering to this Code, understanding that a violation of the Code may result in discipline and, where appropriate, dismissal or prosecution under the law.
THAT the provisions of this Code may be amended or supplemented from time to time. No waiver of any provision of this Code shall be valid unless made in writing by the Chair of the Audit Committee with the prior approval of the Audit Committee. Any such amendment or waiver will be promptly disclosed as required by law; and
THAT the Chief Executive Officer and the Senior Financial Officers will be expected to abide by this Code and to guide their behaviour in accordance with First Principles.
As approved by Board of Directors
October 28, 2003